

06006171

SECURI~~...~~SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-~~57281~~ 51061

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/05__ AND ENDING __12-31-05__

                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wealth Management Resources, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

501 Great Road, Suite 201

(No. and Street)

North Smithfield	RI	02896
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan S. Wardyga   (401) 356-1400

                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yarlas, Kaplan, Santilli & Moran, Ltd.

(Name – if individual, state last, first, middle name)

27 Dryden Lane	Providence	RI	02904
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAY 2 3 2006

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Alan Wardyga_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Wealth Management Resources, Inc._____ , as of ____December 31_____ , 20__05___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

_____

Title

Janice T. Hebert

Notary Public

my Commission Expires 4/26/09

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors report on internal accounting controls.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WEALTH MANAGEMENT RESOURCES, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2005

WITH

AUDIT REPORT OF CERTIFIED PUBLIC ACCOUNTANTS





YARLAS, KAPLAN, SANTILLI & MORAN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

WEALTH MANAGEMENT RESOURCES, INC.
For the Year Ended December 31, 2005

Contents



Richard A. Kaplan, CPA, JD, ABV
Salvatore C. Santilli, CPA, MST, CVA
Paul E. Moran, CPA, ADR
Joseph L. Orlando, CPA
James A. Sinman, CPA, MST
Thomas E. Lisi, CPA, MBA

Myer Jarcho, CPA
Harold Schwartz, CPA, MST

Stephen B. Yarlas, CPA, JD, LLM
(1962-2003)

Independent Auditor's Report

Board of Directors
Wealth Management Resources, Inc.
North Smithfield, Rhode Island

We have audited the accompanying statement of financial condition of Wealth Management Resources, Inc. (the Company) as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wealth Management Resources, Inc. at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yarlas, Kaplan, Santilli & Moran, Ltd.

Providence, Rhode Island
January 24, 2006

-3-

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF FINANCIAL CONDITION FOR
NONCARRYING, NONCLEARING BROKER DEALERS
December 31, 2005

ASSETS

Cash and cash equivalents	$	22,615
Accounts receivable, clearing organizations		136,393
Securities owned:		
Marketable securities at market value		30,983
Warrants, not readily marketable, at estimated fair value		5,040
Office furniture and equipment, at cost, less		
accumulated depreciation of $44,440		15,837
TOTAL ASSETS	$	210,868

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable	$	4,099
Accrued wages		144,743
Other accrued expenses		500
TOTAL LIABILITIES		149,342

Stockholders' Equity:

Common stock, $1 par value, authorized 8,000 shares,	
issued and outstanding, 200 shares	200
Additional paid-in capital	5,000
Retained earnings	56,326
Total Stockholders' Equity	61,526

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	210,868

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2005

Revenue:		
Investment advisory fees	$	519,352
Registered representative commissions		231,207
Financial planning fees		14,100
Interest		580
Unrealized gains on investments		2,493
Realized gains on investments		107
Total Revenues		767,839
Expenses:		
Employee compensation and benefits		626,474
Communications and data processing		9,924
Occupancy		22,754
Other expenses		93,280
Total Expenses		752,432
Net Income	$	15,407

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2005

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance at beginning of year	200	$ 200	$ 5,000	$ 61,919	$ 67,119
Add net income	-	-	-	15,407	15,407
Less Dividends paid	-	-	-	(21,000)	(21,000)
Balance at end of the year	200	$ 200	$ 5,000	$ 56,326	$ 61,526

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

Cash Flows From Operating Activities:

Net income	$	15,407
Adjustment to reconcile net income to		
net cash provided by operating activities,		
Depreciation		5,460
Unrealized gain on marketable securities		(2,493)
Realized gain on sale of marketable securities·		(107)
Increase in accounts receivable		(8,897)
Decrease in accounts payable		(5,034)
Increase in accrued wages		35,362
Net Cash Provided By Operating Activities		39,698
Cash Flows From Investment Activities:		
Purchase of property and equipment		(5,715)
Proceeds from sale of marketable securities		1,298
Purchase of marketable securities		(9,100)
Net Cash Used In Investment Activities		(13,517)
Cash Flows Used In Financing Activities:		
Cash dividends paid		(21,000)
Net Increase In Cash and Cash Equivalents		5,181
Cash and cash equivalents at beginning of the year		17,434
Cash and cash equivalents at end of year	$	22,615

The accompanying notes are an integral part of these financial statements.

Note 1:   <u>Summary of Significant Accounting Policies</u>

<u>Nature of Business</u> - Wealth Management Resources, Inc. (the Company), a Rhode Island S Corporation, was formed on January 18, 1994. The Company is a registered investment advisor and is a member of the National Association of Security Dealers (NASD). The Company advises clients on investments and financial planning decisions. The Company's revenues are commission and fee based and is received from independent broker/dealers and clients.

<u>Basis of Accounting</u> - The Company's financial statements include the accounts of the Company prepared on the accrual basis of accounting. The Company is engaged in business as a securities broker-dealer and a Securities Exchange Commission's Registered Investment Advisor, which comprise several classes of services, including principal transactions, investment advice services and financial planning fee.

<u>Advertising and Marketing</u> - The Company's policy is to expense advertising and marketing costs as incurred. Advertising and marketing expense for 2005 was $9,760.

<u>Office Furniture, Equipment and Depreciation</u> - Office furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over an estimated useful life of five years for financial statement purposes.

<u>Clearing Agreements</u> - All company customer transactions are cleared on a fully disclosed basis through independent broker/dealers. The clients pay these broker/dealers various charges and fees for the clearing services provided. All customer related balances are carried on the books of the clearing agents.

<u>Investment Advisory Income</u> - Investment Advisor fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

<u>Commissions</u> - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

<u>Compensated Absences</u> - Employees of the Company are entitled to paid vacation, sick and personal days depending on job classification, length of service, and other factors. Future compensation is prorated based upon employment for the upcoming year. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

The Company adopted a qualified sick pay plan on November 18, 2005 which entitles certain employees to compensation for a term of one year if they become disabled and cannot work. The plan will pay covered employees $10,000 per month for a maximum of 12 months for an amount not to exceed $120,000. No liability has been recorded in the accompanying financial statements since it is impractical to estimate an amount.

Note 1:   **Summary of Significant Accounting Policies (Continued)**

Income Taxes - The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under subchapter S of the Internal Revenue Code. As an S corporation, the Company generally does not pay corporate income taxes. Instead, the Company's stockholders report the taxable income or loss and other items of tax significance on their individual income tax return.

Marketable Securities - Marketable securities are valued at market, and securities not readily marketable are valued at fair market value as determined by management.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents - For purposes of the Statement of Cash Flow, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Note 2:   **Accounts Receivable, Clearing Organizations**

Accounts receivable of $136,393, at December 31, 2005, represents amounts due from clearing organizations and are considered fully collectible.

Note 3:   **Net Capital Requirements**

The company is subject to the Securities and Exchange Commissions Unified Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $35,813, which was $25,858 in excess of its required net capital of $9,955. The Company's net capital ratio was 4.17 to 1.

Note 4:   **Related Party Transaction**

The Company leases its operating facility on a month to month basis from an LLC, whose members are the shareholders of the Company. Rent increased to $1,800 per month during the year to reflect the new lease signed which is in effect until December 31, 2015. Rent expense amounted to $19,200 in 2005.

Note 5: **Securities Owned**

The Company has marketable securities held for them by Charles Schwab, a brokerage firm. The securities are classified as available for sale and reported at the current market value. The marketable securities were comprised of mutual funds having a market value of $30,983 as of December 31, 2005.

Warrants, not readily marketable represent the Company's investment in the second phase of the NASDAQ private placement. These warrants are available for sale and are recorded at cost, which approximates fair value, in other assets on the balance sheet. There were no changes in fair value during the period.

Note 6: **Simple IRA Plan**

The Company has adopted a Simple IRA Plan for all qualified employees in which it will match dollar for dollar up to three percent of employee compensation. The Company is required to contribute to the Plan for each of the next five years. The minimum level of matching is three percent of compensation for three of the next five years and one percent for the remaining two years. Employer contributions amounted to $17,481 for the year ended December 31, 2005.

SUPPLEMENTARY INFORMATION

WEALTH MANAGEMENT RESOURCES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2005

Net Capital

Total Stockholders' Equity		$	61,526
Deductions and/or charges			
Non allowable assets			
Property and equipment, at cost-net of accumulated depreciation	$ 15,837		
Warrants at estimated fair value	5,040		20,877
Net Capital, Before Haircuts on Securities Portion			40,649
Haircuts on securities			
Money market funds			189
Mutual funds			4,647
Total Haircuts			4,836
Net Capital		$	35,813

Aggregate Indebtedness:

Items included in statement of financial condition:		
Accounts payable	$	4,099
Accrued wages		144,743
Other accrued expenses		500
Total Aggregate Indebtedness	$	149,342

Computation of Basic Net Capital Requirements

Minimum net capital required	$	9,955
Excess net capital at 1500%	$	25,858
Excess net capital at 1000%	$	20,878
Ratio: Aggregate indebtedness to net capital		4.17 to 1

There were no differences existing between the Audited Computation of 15c3-3 Reserve Requirements and the broker/dealer's corresponding Unaudited FOCUS II A.

The Company is exempt from rule15c3-3 since all customer transactions are cleared through another broker dealer on a fully disclosed basis.

YARLAS, KAPLAN, SANTILLI & MORAN, LTD.

CERTIFIED PUBLIC ACCOUNTANTS

Richard A. Kaplan, CPA, JD, ABV
Salvatore C. Santilli, CPA, MST, CVA
Paul E. Moran, CPA, ADR
Joseph L. Orlando, CPA
James A. Sinman, CPA, MST
Thomas E. Lisi, CPA, MBA

Myer Jarcho, CPA
Harold Schwartz, CPA, MST

Stephen B. Yarlas, CPA, JD, LLM
(1962-2003)

Independent Auditor's Report on Internal
Control Structure Required by SEC Rule 17a-5

Board of Directors
Wealth Management Resources, Inc.
North Smithfield, Rhode Island

In planning and performing our audit of the financial statements and supplemental schedules of Wealth Management Resources, Inc. (the Company), for the year ended December 31, 2005 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recording of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.



27 Dryden Lane, Providence, RI 02904 *tel* 401.273.1800 *fax* 401.331.0946 www.yksmcpa.com   TheCPA.NeverUnderestimateTheValue.^{SM}

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yarlas, Kaplan, Santilli + Moran, Ltd.

Providence, Rhode Island
January 24, 2006



Wealth Management Resources, Inc.

Registered Investment Advisor

Member NASD



Alan S. Wardyga
Certified Financial Planner™
President

February 27, 2006

SEC Headquarters
Office of Investor Education and Assistance
100 F Street NE
Washington, DC 20549

To whom it may concern:

Enclosed you will find two original copies of Wealth Management Resources, Inc.'s Annual Audited Report in compliance with Form X-17A-5 Part III.

Audited financial statements of Wealth Management Resources, Inc. for the year ended December 31, 2005 were prepared by independent Certified Public Accounting firm Yarlas, Kaplan, Santilli & Moran, Ltd., Providence, RI.

If you have any questions or need additional information, please contact me at 401-356-1400. Thank you.

Sincerely,

Alan S. Wardyga, CFP© CEA
President